Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

The following is information made available online on the Meet New Charter and Charter Resource Center websites.

Charter makes diversity pledge in Time Warner merger deal
Originally appeared in The Hill
By David McCabe
January 15, 2016
http://thehill.com/policy/technology/266079-charter-makes-diversity-commitments-as-part-of-time-warner-deal

Charter Communications says it would commit to appointing more minorities to its board of directors as it looks to regulators to approve its proposed merger with Time Warner Cable.

The St. Louis-based cable company will appoint an African-American director, an Asian-American director and a Hispanic director to its board within two years of the sale closing, it said Friday.

The company also committed to appointing a chief diversity officer and implementing unspecified other measures to improve diversity at the company and in its programming.

"Charter strives to reflect the great diversity of the communities we serve in all our business practices as a key component of our continued success,” said CEO Tom Rutledge in a statement.

Read the full article here.
http://thehill.com/policy/technology/266079-charter-makes-diversity-commitments-as-part-of-time-warner-deal

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Charter Strikes Memorandum of Understanding With Diversity Groups
Originally appeared in Broadcasting & Cable
By John Eggerton
January 15, 2016
http://www.broadcastingcable.com/news/washington/charter-strikes-memorandum-understanding-diversity-groups/147022

Sharpton calls it more than 'superficial statements'

In its continuing efforts to make its proposed merger with Time Warner Cable and Bright House as consumer and FCC friendly as possible, Charter announced it had struck a memorandum of understanding (MOU) with a dozen diversity groups.

Among the promises the company has made for the merged New Charter include adding one African American, one Asian American/Pacific Islander and one Latino American to its board within two years of the transactions close, which is contingent on FCC approval.

Charter will also name a chief diversity officer and will expand and "build on" its efforts in corporate governance, employment and workforce recruitment, procurement, programming, and philanthropy and community investment in organizations serving "communities of color."

http://www.broadcastingcable.com/news/washington/charter-strikes-memorandum-understanding-diversity-groups/147022

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Charter Communications to hire chief diversity officer after Time Warner Cable merger
Originally appeared in New York Daily News
By Molly Crane Newman
January 15, 2016

http://www.nydailynews.com/news/national/charter-time-warner-merger-complete-diversity-hires-article-1.2498766

Charter Communications agreed Friday to fill its board with minorities and appoint a chief diversity officer after it finalizes a $55 billion merger with Time Warner Cable.

A crowd of executives and civic leaders turned out at the Sheraton New York Times Square for the signing of a memorandum of understanding spelling out the diversity initiatives.

“This is a precedent setting agreement that will have to be duplicated,” the Rev. Al Sharpton said.

Read the full article here. http://www.nydailynews.com/news/national/charter-time-warner-merger-complete-diversity-hires-article-1.2498766

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State College of Florida Collegiate School students advance to regional Bright House Bright Ideas competition

Originally appeared in New York Daily News
By Megan Delaney
January 15, 2016

http://www.bradenton.com/news/local/education/article55075290.html

BRADENTON -- With grand plans to cut down on the time it takes wandering grocery store aisles to creating water bottles that tell you when the water becomes unsafe, five student projects from the State College of Florida Collegiate School are headed to Tampa Tuesday to compete with students across the region.

Countywide projects in the annual Bright House Bright Ideas competition were whittled down last week to the five Manatee County finalists from the State College of Florida Collegiate School. On Tuesday, the students will compete at the regional level, at the Museum of Science and Industry in Tampa.

Students from Pinellas, Citrus, Polk, Pasco, and Hillsborough counties are also part of the competition. One winner will be selected to represent Tampa Bay in the final round of competition, where one finalist from each of Bright House Networks six service areas will be selected to compete at the national competition. These six finalists will travel to Orlando, and compete in front of a studio audience. The grand prize winner will have the chance to work with a leading innovation firm to build a virtual prototype and a business plan.

Read more here: http://www.bradenton.com/news/local/education/article55075290.html#storylink=cpy

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable Inc. (“Time Warner Cable” or “TWC”) and Charter Communications, Inc. (“Charter”), Charter’s subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter (the “Joint Proxy Statement/Prospectus”). The registration statement was declared effective by the SEC on August 20, 2015, and Charter and Time Warner Cable commenced mailing the definitive Joint Proxy Statement/Prospectus to their respective stockholders on or about August 20, 2015. This communication is not a substitute for the Joint Proxy Statement/Prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC or send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. On September 21, 2015, Charter's and Time Warner Cable's respective stockholders each approved the merger agreement at their respective special meetings. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Charter, New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter or New Charter are or will be available free of charge on Charter’s website at http://charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable are or will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Charter and Time Warner Cable and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in the definitive Joint Proxy Statement/Prospectus and in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in the definitive Joint Proxy Statement/Prospectus and its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 13, 2015, as amended April 27, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on June 1, 2015 and August 6, 2015. These documents can be obtained free of charge from the sources indicated above.